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                           November 19, 2021

       Ira Schlussel
       Chief Legal Officer
       Whole Earth Brands, Inc.
       125 S. Wacker Drive Suite 3150
       Chicago, IL 60606

                                                        Re: Whole Earth Brands,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261030

       Dear Ms. Schlussel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202)-551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing